UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

Application Pursuant to Section 8(f) of the
Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[  ]           Merger
[X]           Liquidation
[  ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Genworth Variable Insurance Trust

3.	Securities and Exchange Commission File No.: 811-22205

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[  ]           Initial Application                                [X]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

2300 Contra Costa Boulevard
Suite 600
Pleasant Hill, CA 94523

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael P. O’Hare
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
(215)564-8198

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

(records relating to the investment adviser of the Genworth Variable Insurance Trust)

Genworth Financial Wealth Management, Inc.
2300 Contra Costa Boulevard
Suite 600
Pleasant Hill, CA 94523

(records relating to the custodian of Genworth Variable Insurance Trust)

U.S. Bank, N.A.
1555 North RiverCenter Drive, Suite 302
Milwaukee, Wisconsin 53212

(records relating to the administrator and transfer and dividend disbursing agent of the Genworth Variable Insurance Trust)

U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, Wisconsin 53202

(records relating to the principal underwriter of the Genworth Variable Insurance Trust)

Capital Brokerage Corporation
6620 West Broad Street, Building 2
Richmond, VA 23230

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[  ]           Unit investment trust; or
[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]           Open-end                                [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Genworth Financial Wealth Management, Inc.
2300 Contra Costa Boulevard, Suite 425
Pleasant Hill, California 94523-396

Calamos Advisors LLC
2020 Calamos Court
Naperville, Illinois 60563

Pyramis Global Advisors, LLC
900 Salem Street
Smithfield, Rhode Island 02917

Davis Selected Advisers, LP
2949 East Elvira Road, Suite 101
Tucson, Arizona 85756

Eaton Vance Management
Two International Place
Boston, Massachusetts 02110

ClearBridge Advisors, LLC
620 Eighth Avenue
New York, New York 10018

Pacific Investment Management Company LLC
840 Newport Center Drive
Newport Beach, California 92660

Goldman Sachs Asset Management, L.P.
200 West Street
New York, New York 10282

Western Asset Management Company Limited
10 Exchange Square
Primrose Street
London, EC2A2EN
United Kingdom

Western Asset Management Company
385 East Colorado Boulevard
Pasadena, California 91101

Columbia Management Advisors, LLC
100 Federal Street
Boston, Massachusetts 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Capital Brokerage Corporation
6620 West Broad Street, Building 2
Richmond, Virginia 23230

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X]  Yes                                 [  ]  No

If Yes, for each UIT state:

Name(s):  Genworth Life & Annuity VA Separate Account 1
File No.: 811-5343
Business Address:  6620 W Broad St., Richmond VA 23230-1716

Name(s):  Genworth Life & Annuity VA Separate Account 2
File No.: 811-21892
Business Address:  6620 W Broad St., Richmond VA 23230-1716

Name(s):  Genworth Life of New York VA Separate Account 1
File No.: 811-08475
Business Address:  6620 W Broad St., Richmond VA 23230-1716

Name(s):  Genworth Life of New York VA Separate Account 3
File No.: 811-22339
Business Address:  6620 W Broad St., Richmond VA 23230-1716

15.	(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:  September 30, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[  ]  Yes                                [X]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholders of each series of the Registrant (each, an “Existing Portfolio”) did not specifically approve the liquidation of the Existing Portfolios.  However, at a special shareholder meeting held on January 12, 2012, shareholders of each Existing Portfolio approved a Plan of Substitution that authorized the substitution of shares of another portfolio (each, a “Substituting Portfolio”) in the place of each Existing Portfolio and effectively authorized the liquidation of each Existing Portfolio.  As noted in Item 15(a) above, on September 30, 2011, the Registrant’s Board of Trustees approved the liquidation of each Existing Portfolio contingent upon the approval by each Existing Portfolio’s shareholders of the Plan of Substitution.  Applicable state law permits liquidation without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                                [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

January 27, 2012

(b)	Were the distributions made on the basis of net assets?

[X]  Yes                      [  ]  No

(c)	Were the distributions made pro rata based on share ownership?

[X]  Yes                      [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes                      [X]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes                      [  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes                      [  ]  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes                      [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ]  Yes                      [X]  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes                                [  ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]  Yes                                [X]  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $156,913
(ii)	Accounting expenses: $0
(iii)	Other expenses (list and identify separately): $60,088
Transfer agent conversion fees                                                                $173
Proxy solicitation costs                                                                             $59,915
       (iv) Total expenses (sum of lines (i)–(iii) above):                                                                               $217,001

(b)	How were those expenses allocated?

The expenses were paid by Genworth Financial Wealth Management, Inc. and later reimbursed by the sponsor of the Substituting Portfolios.

(c)	Who paid those expenses?

The expenses described in Item 22(a) were paid by Genworth Financial Wealth Management, Inc. and later reimbursed by the sponsor of the Substituting Portfolios.

(d)	How did the fund pay for unamortized expenses (if any)?

The fund did not have any unamortized expenses at the time of liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]  Yes                                [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes                                [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes                                [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)State the name of the fund surviving the Merger: N/A The name of the surviving portfolios are as follows: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Genworth Variable Insurance Trust, (ii) she is the President of Genworth Variable Insurance Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Carrie E. Hansen
Carrie E. Hansen
President
Genworth Variable Insurance Trust

October 23, 2012